Exhibit 2.1

Execution Version

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT (this “Amendment”), to the Agreement and Plan of Merger, dated as of October 19, 2020 (the “Merger Agreement”), among Front Yard Residential Corporation, a Maryland corporation (the “Company”), Pretium Midway Holdco, LP, a Delaware limited partnership (“Parent”) and Midway AcquisitionCo REIT, a Maryland real estate investment trust (“Merger Sub”) is dated as of November 20, 2020. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

WHEREAS, each of the parties hereto desire to amend the Merger Agreement as set forth herein in accordance with Section 9.2 of the Merger Agreement.

NOW THEREFORE, in consideration of the terms and conditions contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Section 1. Amendment to the Index of Defined Terms in the Merger Agreement. The Index of Defined Terms in the Merger Agreement shall be amended to delete the reference to “Parent Burdensome Condition Termination Fee”.

Section 2. Amendment to Section 4.1(a)(i) of the Merger Agreement. Section 4.1(a)(i) of the Merger Agreement shall be amended to replace “$13.50” with “$16.25”.

Section 3. Amendment to Section 5.2(g)(iii) of the Merger Agreement. Section 5.2(g)(iii) of the Merger Agreement shall be amended and restated in its entirety as follows:

(iii) Concurrently with the execution of this Agreement, Parent delivered to the Company true and complete copies of executed commitment letters addressed to Parent dated as of October 19, 2020 from Pretium Midway Investments, LP, a Delaware limited partnership, APF Holdings III, L.P., a Delaware limited partnership, APF Holdings II, L.P., a Delaware limited partnership, Ares US Real Estate Opportunity Fund III, L.P., a Delaware limited partnership and Ares US Real Estate Opportunity Parallel Fund III-A, L.P., a Delaware limited partnership (the “Equity Investors”), pursuant to which each such Equity Investor committed to provide cash equity to fund the Merger Consideration in an aggregate amount of not less than $814,851,509. Parent has subsequently delivered to the Company true and complete copies of executed amended and restated commitment letters dated as of November 20, 2020 (the “Equity Commitment Letters”) from the Equity Investors pursuant to which each such Equity Investor has committed to provide cash equity to fund the Merger Consideration in an aggregate amount of not less than $984,054,582.04 (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

Section 4. Amendment to Section 5.2(h) of the Merger Agreement. Section 5.2(h) of the Merger Agreement shall be amended and restated in its entirety as follows:

(h)    Limited Guarantee. Concurrently with the execution of this Agreement, Parent delivered to the Company a limited guarantee, dated as of October 19, 2020, from the Equity Investors. Parent has subsequently delivered to the Company an amended and restated limited guarantee dated as of November 20, 2020 from the Equity Investors (the “Limited Guarantee”). The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Equity Investors (the “Guarantors”) and enforceable against such Guarantors in accordance with its terms and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default on the part of such Guarantor under the Limited Guarantee.

Section 5. Amendment to Section 6.5(a) of the Merger Agreement. Section 6.5(a) of the Merger Agreement shall be amended to delete the following language in its entirety:

“provided, however, that nothing in this Section 6.5 or any other provision of this Agreement shall require Parent or Merger Sub to agree to any Burdensome Condition (as defined in Section 6.1(a)(xiii) of the Company Disclosure Letter).”

Section 6. Amendment to Section 6.20 of the Merger Agreement. Section 6.20 of the Merger Agreement shall be amended to delete the following language in its entirety:

“For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall agree to (or offer to agree to) any amendment to any Existing Credit Facility described on Section 6.1(a)(xiii) of the Company Disclosure Schedule, the effect of which would be to impose any Burdensome Condition.”

Section 7. Amendment to Section 7.2(d) of the Merger Agreement. Section 7.2(d) of the Merger Agreement shall be amended and restated in its entirety as follows:

“Existing Lender Consents; Specified Lender Consent. (i) Each of the Existing Lender Consents shall remain in full force and effect and, if in escrow, shall be released from escrow at the Closing, and shall be effective not later than, and substantially concurrently with, the consummation of the Merger and (ii) the Specified Lender Consent shall have been delivered to the Company, shall be in full force and effect and shall be effective not later than, and substantially concurrently with, the consummation of the Merger.”

Section 8. Amendments to Section 8.5 of the Merger Agreement. Section 8.5 of the Merger Agreement shall be amended as follows:

(a)    Section 8.5(b) of the Merger Agreement shall be amended to replace “$24,000,000” with “$40,245,000”.

(b)    Section 8.5(c)(i) of the Merger Agreement shall be amended to replace “$24,000,000” with “$40,245,000”.

(c)    The following language of Section 8.5(c)(ii) of the Merger Agreement shall be deleted in its entirety:

“Parent shall pay to the Company a fee equal to $10,000,000 (the “Parent Burdensome Condition Termination Fee”) if either the Company or Parent terminates this Agreement pursuant to Section 8.2(a) and at the time of such termination all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied or waived other than (x) those conditions that, by their terms, are to be satisfied at Closing (provided, that those conditions would have been satisfied if the Closing were to occur on such date) and (y) the condition set forth in Section 7.2(d)(ii) solely as a result of the proposed imposition of a Burdensome Condition; provided, however, in no event shall both (i) the Parent Termination Fee and Company Expenses, on the one hand, and (ii) the Parent Burdensome Condition Termination Fee, on the other hand, be payable by Parent.”

(d)    The words “or Parent Burdensome Condition Termination Fee” shall be deleted from the penultimate sentence of Section 8.5(c) of the Merger Agreement

(e)    Section 8.5(f) of the Merger Agreement shall be amended and restated in its entirety as follows:

“The parties agree that (i) if and when the Parent Termination Fee and Company Expenses are due and payable pursuant to Section 8.5(c), payment of the Parent Termination Fee and Company Expenses or (ii) in all other circumstances, reimbursement of any costs and expenses pursuant to Section 6.10 (to the extent related to the cost of printing and mailing the Proxy Statement), Section 6.15 and Section 6.21 if and when payable pursuant to the terms of such provisions (the costs and expenses referred to in clause (ii)(B) collectively, the “Recovery Matters”) if and when payable under the terms of Sections 6.10, 6.15 and/or 6.21, as applicable (the payments and reimbursements referred to in any of clauses (i) and (iii), the “Post-Termination Payment”), shall, in each case, be the sole and exclusive remedy available to the Company under or related to this Agreement and the transactions contemplated hereby (including the failure thereof to be consummated) and, upon the actual receipt by the Company of the applicable Post-Termination

Payment, none of the Parent Parties nor any of their respective directors, officers, employees, members, managers, partners, shareholders, agents or Representatives (the “Parent Related Parties”) shall have any other liability for any losses suffered under, arising out of or relating to this Agreement and the transactions contemplated hereby (including the termination hereof and the abandonment of the Merger), whether at law, in contract, in tort or otherwise, regardless of whether any such termination or abandonment was as the result of a Willful Breach by any Parent Related Party, and neither the Company nor any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Parent or any other Parent Related Party arising out of this Agreement, the Merger or any matters forming the basis for such termination. Notwithstanding anything to the contrary in this Section 8.5, Parent and Merger Sub shall be jointly and severally liable for the payment of the Parent Termination Fee and Company Expenses to the extent the same becomes payable in accordance with this Agreement.”

Section 9. Amendment to Section 9.13(b) of the Merger Agreement. Section 9.13(b) of the Merger Agreement shall be amended and restated in its entirety as follows:

“For the avoidance of doubt, in no event shall the exercise of the Company’s or any of its Subsidiaries’ right to seek specific performance pursuant to this Section 9.13 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to ARTICLE VIII and/or seek payment of the Parent Termination Fee and Company Expenses. Notwithstanding anything to the contrary contained herein, while the Company may pursue both a grant of specific performance and payment of the Parent Termination Fee and Company Expenses, in no event shall the Company or any of its Affiliates be entitled to both, on the one hand, a grant of specific performance and, on the other hand, payment of the Parent Termination Fee and Company Expenses.”

Section 10. Effect on Merger Agreement. Except as expressly set forth herein, all of the terms, conditions, obligations, covenants and agreements of the Merger Agreement shall continue in full force and effect after the execution of this Amendment, and shall not be in any way amended, changed, modified or superseded by the terms set forth herein. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. Notwithstanding anything to the contrary in this Amendment, the date of the Merger Agreement, as amended hereby, will in all instances remain as October 19, 2020, and references in the Merger Agreement to “the date first written above,” “the date of this Agreement,” “the date hereof” and similar references will continue to refer to October 19, 2020.

Section 11. Miscellaneous. The provisions of Article IX of the Merger Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

FRONT YARD RESIDENTIAL CORPORATION

By:	/s/ George G. Ellison
Name:	George G. Ellison
Title:	Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

PRETIUM MIDWAY HOLDCO, LP

By:	Pretium Midway GP, LP,
a Delaware limited partnership, its general partner

By:	Pretium REO GP, LLP, a Delaware limited liability partnership, its general partner

By:	/s/ Jon Ezrow
Name:	Jon Ezrow
Title:	Authorized Signatory

MIDWAY ACQUISITIONCO REIT

By:	/s/ Jon Ezrow
Name:	Jon Ezrow
Title:	Authorized Signatory

[Signature Page to First Amendment to Agreement and Plan of Merger]